SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 3)

Under the Securities Exchange Act of 1934

CAREDX, INC.

(NAME OF ISSUER)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14167L103

(CUSIP NUMBER)

Paragon Associates and Paragon Associates II Joint Venture

500 Crescent Court, Suite 260

Dallas, Texas 75201

Tel. No.: (214) 871-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

January 23, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D/A

1	NAME OF REPORTING PERSONS Paragon Associates and Paragon Associates II Joint Venture
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,133,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,133,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
(1)	Includes 210,000 shares of Common Stock that the Reporting Persons have the right to acquire within 60 days pursuant to warrants to purchase shares of Common Stock of the Issuer.

13D/A

1	NAME OF REPORTING PERSONS Paragon JV Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,133,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,133,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
(1)	Includes 210,000 shares of Common Stock that the Reporting Persons have the right to acquire within 60 days pursuant to warrants to purchase shares of Common Stock of the Issuer.

13D/A

1	NAME OF REPORTING PERSONS Bradbury Dyer III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,133,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,133,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
(1)	Includes 210,000 shares of Common Stock that the Reporting Persons have the right to acquire within 60 days pursuant to warrants to purchase shares of Common Stock of the Issuer.

SCHEDULE 13D/A

This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed on behalf of (i) Paragon Associates and Paragon Associates II Joint Venture, a joint venture (“Paragon JV”) formed by Paragon Associates, Ltd., a Texas limited partnership (“Paragon”), Paragon Associates II, Ltd. a Texas limited partnership (“Paragon II”), and Paragon Associates III, Ltd., a Texas limited partnership (“Paragon III”), (ii) Paragon JV Partners, LLC, a Texas limited liability company (“Paragon GP”), and (iii) Bradbury Dyer III (“Mr. Dyer,” and collectively with Paragon JV and Paragon GP, the “Reporting Persons”). This Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of CareDx, Inc., a Delaware corporation (the “Issuer”). This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission on November 25, 2015 (the “Original 13D”) relating to shares of Common Stock of the Issuer.

This Amendment relates to Common Stock purchased by Mr. Dyer for the account of Paragon JV on behalf of Paragon, Paragon II and Paragon III. Paragon GP serves as the general partner of each of Paragon, Paragon II and Paragon III and the investment advisor of Paragon JV and may direct the vote and disposition of the 1,133,000 shares of Common Stock (including 210,000 warrants to purchase shares of Common Stock (the “Warrants”)) held by the Paragon JV. As the sole and managing member of Paragon GP, Mr. Dyer may direct Paragon GP to direct, and, as the authorized agent to Paragon JV, may direct, the vote and disposition of the 1,133,000 shares of Common Stock (including 210,000 Warrants) held by Paragon JV.

Item 3.	Source and Amount of Funds

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The net investment costs (including commissions, if any) of the shares of Common Stock and Warrants purchased by the Reporting Persons is $3,996,072.84. The source of these funds was the working capital of the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Item	5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) As of January 23, 2018, Paragon JV, by virtue of carrying out the purposes of Paragon, Paragon II and Paragon III per the joint venture agreement of Paragon JV, a copy of which was filed as Exhibit 2 to the Schedule 13D filed by the Reporting Persons on November 2, 2010 and incorporated herein by reference, as subsequently amended by the First Amendment thereto, a copy of which was filed as Exhibit 3 to the Schedule 13D/A filed by the Reporting Persons on July 27, 2015 and incorporated herein by reference, beneficially owns 1,133,000 shares of Common Stock (including 210,000 Warrants), which represents 3.9% of the Issuer’s outstanding shares of Common Stock.

The percentage of ownership of the Reporting Persons, as reported in this Amendment was calculated by dividing (i) 1,133,000 shares of Common Stock owned by Paragon JV, which consists of (a) 923,000 shares of Common Stock and (b) Warrants presently exercisable for 210,000 shares of Common Stock by (ii) the sum of (y) 28,595,396 shares of Common Stock outstanding as of November 8, 2017 based upon the Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017, and (z) 210,000, the number of shares of Common Stock receivable by the Reporting Persons upon exercise of presently exercisable warrants.

Paragon GP does not have direct beneficial ownership of the 1,133,000 shares (including the Warrants) of the Issuer’s Common Stock; however, Paragon GP, as the general partner of each of Paragon, Paragon II and Paragon III, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have indirect beneficial ownership of such shares.

Mr. Dyer does not have direct beneficial ownership of the 1,133,000 shares (including the Warrants) of the Issuer’s Common Stock; however, Mr. Dyer, as sole and managing member of Paragon GP, and as agent for Paragon JV, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have indirect beneficial ownership of such shares.

(b) Paragon JV has the power to vote and dispose of the 1,133,000 shares (including the Warrants) of Common Stock it holds; Paragon GP, as the general partner of each of Paragon, Paragon II and Paragon III, has the power to vote and dispose of the 1,133,000 shares (including the Warrants) of Common Stock held by Paragon JV; and Mr. Dyer, as the sole and managing member of Paragon GP and the authorized agent of Paragon JV, has the power to vote and dispose of the 1,133,000 shares (including the Warrants) of Common Stock held by Paragon JV.

(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.

(d) Not Applicable.

(e) As of January 23, 2018, the Reporting Persons ceased to be the beneficial owner of five percent (5%) or more of the Common Stock of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2018	PARAGON ASSOCIATES AND PARAGON ASSOCIATES II JOINT VENTURE

	By:	/s/ Bradbury Dyer III
Name: Bradbury Dyer III
Title: Authorized Agent

PARAGON JV PARTNERS, LLC

	By:	/s/ Bradbury Dyer III
Name: Bradbury Dyer III Title: Sole and Managing Member

BRADBURY DYER III

	By:	/s/ Bradbury Dyer III

Annex A

Transaction Date	Security	Buy / (Sell)		Quantity	Price per Share (US$)
11/27/2017	CareDX Inc CDNA	(sell	)	(50,000)	7.04
11/28/2017	CareDX Inc CDNA	(sell	)	(50,000)	7.61
12/29/2017	CareDX Inc CDNA	(sell	)	(2,000)	7.59
1/22/2018	CareDX Inc CDNA	(sell	)	(3,250)	6.37
1/23/2018	CareDX Inc CDNA	(sell	)	(21,750)	6.30